                                                                 Exhibit 1


                            POINTS INTERNATIONAL LTD.

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (ALSO REFERRED TO HEREIN AS THIS "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF POINTS INTERNATIONAL LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE METRO TORONTO CONVENTION CENTRE, 255 FRONT STREET WEST, TORONTO, ONTARIO, ON THURSDAY, MAY 11, 2006, AT 12:00 P.M. (EASTERN STANDARD TIME), OR AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at March 10, 2006.

To be effective, properly executed forms of proxy must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the common shares of the Corporation (the "Common Shares"), at Suite 600, 530 8th Avenue, S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

EXERCISE OF VOTE BY PROXY

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors;
(ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and
(iii) voted for or against the resolution increasing the number of Common Shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "OPTION PLAN RESOLUTION"). A copy of the Option Plan Resolution is attached as Schedule C. See "Increase in Number of Stock Options" herein for further details.

IN RESPECT OF PROXIES IN WHICH REGISTERED SHAREHOLDERS HAVE FAILED TO SPECIFY THAT THE PROXY NOMINEES ARE REQUIRED TO (I) VOTE OR WITHHOLD FROM VOTING IN THE ELECTION OF DIRECTORS, (II) VOTE OR WITHHOLD FROM VOTING IN THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, OR (III) VOTE FOR OR AGAINST THE OPTION PLAN RESOLUTION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Annual and Special Meeting of Shareholders. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

QUORUM AND RECORD DATE

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "BOARD") has fixed March 24, 2006 as the record date (the "RECORD DATE") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 10, 2006, 93,722,708 "COMMON SHARES," one "SERIES TWO PREFERRED SHARE" and one "SERIES FOUR PREFERRED SHARE" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where
(i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and a holder of the Series Two Preferred Share and the Series Four Preferred Share is entitled to cast that number of votes, in aggregate, equal to the lesser of (i) 24,503,174 and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at March 10, 2006, the holder of the Series Two Preferred Share and the Series Four Preferred Share was entitled to cast, in aggregate, up to 23,284,418 votes, representing 19.9% of the total votes that may be cast at the Meeting. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at March 10, 2006, the only person who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation, is Points Investments, Inc., an affiliate of IAC/InterActiveCorp as holder of both the Series Two Preferred Share and the Series Four Preferred Share.

BENEFICIAL SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "INTERMEDIARY") is not a registered shareholder (a "NON-REGISTERED HOLDER"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

NON-REGISTERED HOLDERS RECEIVING A PRE-SIGNED PROXY, VOTING INSTRUCTION FORM OR SIMILAR INSTRUMENT SHOULD CAREFULLY FOLLOW THE MAILING PROCEDURES AND SIGNING AND RETURNING INSTRUCTIONS OF THEIR INTERMEDIARY TO ENSURE THEIR SHARES ARE VOTED AT THE MEETING.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

                              ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is seven, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, one of whom is to be elected by the holder of the Series Four Preferred Share, voting separately as a series, and four of whom are to be elected by the holders of the Common Shares, the holder of the Series Two Preferred Share, and Series Four Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The Board does not have an executive committee; however, the Corporation is required to have an audit committee under the provisions of the Canada Business Corporations Act ("CBCA").

The following table provides certain background information with respect to each nominee for the Board.

                                                                                                COMMON
                                      PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS      SHARES
NAME                       TERM AS              (CURRENT AND FOR PAST FIVE YEARS             BENEFICIALLY
DIRECTOR CLASSIFICATION    DIRECTOR                  UNLESS OTHERWISE NOTED)                     OWNED
-----------------------   ---------   ----------------------------------------------------   ------------
Douglas A. Carty(1)       Feb. 2002   Chief Financial Officer, Laidlaw International Ltd.,         5,000
Glen Ellyn, Illinois      - present   a transportation company (Jan. 2003 - present);
Independent                           Chief Financial Officer, Atlas Air Worldwide
                                      Holdings Inc., an air cargo company (Jul. 2001 -
                                      Dec. 2002); Chief Financial Officer, Canadian
                                      Airlines Corporation, an airline (Jul. 1996 - Jul.
                                      2000)

Marc B. Lavine(1, 2, 4)   Feb. 2000   Chief Executive Officer, President, CFO and Director     6,574,483
Paris, France             - present   of Chrysalis Capital II Corporation, a capital pool
Independent                           company (June 2004 - present), Chief Executive
                                      Officer, President and Director of Chrysalis Capital
                                      Corporation, a capital pool company (Oct. 2003 -
                                      April 2005); Chief Executive Officer, Exclamation
                                      International Incorporated (June 1999 - Feb. 2002)

T. Robert MacLean(3)      Feb. 2002   Chief Executive Officer, Points International Ltd.         145,390
Toronto, Ontario          - present   (Feb. 2002 - present); Chief Executive Officer,
Insider                               Points.com Inc. (Feb. 2000 - present); President,
                                      Points.com Inc. (Feb. 2000 - Feb. 2002);
                                      Vice-President, other positions, Canadian Airlines,
                                      an airline (1988 - 2000)

John W. Thompson(2)       Feb. 2002   Public company director (Aug. 2000 - present);           1,422,236
Toronto, Ontario          - present   Managing Director, Kensington Capital Partners
Independent                           Limited, an investment and advisory firm (Sept. 1999
                                      - Oct. 2003)

Richard Kang(5)           Apr. 2005   Senior Vice President, Strategy & Business                  Nil
New York, New York        - present   Development, IAC/InterActiveCorp Local & Media
Nominee of the Series                 Services (June 2004 - present); Managing Director,
Two Preferred Share                   Confluence Capital, a private equity fund focused on
holder                                technology in Pan-Asia region (May 2000 - May 2004);
                                      Venture Partner, Axalon Capital, a technology
                                      venture fund (June 2000 - May 2002)

Eric A. Korman(1, 2, 5)   June 2003   Senior Vice President, Mergers & Acquisitions,              Nil
New York, New York        - present   IAC/InterActiveCorp, an interactive commerce company
Nominee of the Series                 (Jan. 2005 - present); other positions at
Two Preferred Share                   IAC/InterActiveCorp (Sept. 2001 - Dec. 2004);
holder                                Principal and head of business development for
                                      ePartners Venture Capital, a $650 million venture
                                      fund (Jan. 2000 - Apr. 2001)

Sean Moriarty(5)          Apr. 2005   President and Chief Operating Officer, Ticketmaster         Nil
Pasadena, California      - present   (December 05 - Present); Chief Operations Officer,
Nominee of the Series                 Ticketmaster (July 2004 - December 2005); Executive
Four Preferred Share                  Vice President, Product & Technology, Ticketmaster
holder                                Online-Citysearch (August 2000 - July 2004); other
                                      positions at TicketmasterOnline-Citysearch April
                                      1997 - August 2000

Notes:

(1)  Member of the Audit Committee; Mr. Carty serves as Chairman.

(2) Member of Human Resources and Corporate Governance Committee; Mr. Thompson serves as Chairman.

(3) Observer of both the Human Resources and Corporate Governance and Audit Committees.

(4) Mr. Lavine's holdings include 539,693 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a 100%-owned personal holding company.

(5)  Nominee of Points Investments, Inc., an affiliate of IAC/InterActiveCorp.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("CANADIAN"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION AND SUMMARY COMPENSATION TABLE FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2005. A "NAMED EXECUTIVE OFFICER" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $150,000 or more, and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

                                                                            Long Term Compensation
                                          Annual Compensation             --------------------------
                                ---------------------------------------   Securities     Subsidiary
                                                          Other Annual       Under       Securities      All Other
   Name, Principal     Fiscal    Salary     Bonus (1)   Compensation(2)    Option(3)       Under       Compensation
      Position          Year      ($)          ($)            ($)             (#)      Option(4) (#)        ($)
   ---------------     ------   -------     ---------   ---------------   ----------   -------------   ------------
Robert MacLean,         2005    250,000       45,000             --          260,000      975,683           --
Chief Executive         2004    250,000       33,768         25,825          245,000      975,683           --
Officer                 2003    160,000       34,498         26,650          125,000      975,683           --

Christopher Barnard,    2005    209,473      417,500             --          560,000       75,000           --
President               2004    189,832      168,000             --        1,130,000       75,000           --
                        2003    156,800       34,301             --        1,581,250       75,000           --

Stephen Yuzpe,          2005    175,000      147,000             --          126,667           --           --
Chief Financial         2004    144,692       15,600             --          233,750       55,000           --
Officer                 2003    135,844       27,040             --          183,750       55,000           --

Grad Conn,              2005    220,000       17,000             --          706,667           --           --
Chief Marketing         2004    133,839(5)    14,500             --          400,000           --           --
Officer

                                                                        Long Term Compensation
                                       Annual Compensation            --------------------------
                              -------------------------------------   Securities     Subsidiary
                                                      Other Annual       Under       Securities      All Other
  Name, Principal    Fiscal    Salary   Bonus (1)   Compensation(2)    Option(3)       Under       Compensation
     Position         Year      ($)        ($)            ($)             (#)      Option(4) (#)        ($)
  ---------------    ------   -------   ---------   ---------------   ----------   -------------   ------------
Darlene Higbee        2005    175,000     17,700           --           306,667       270,473           --
Clarkin,              2004    153,667     14,500           --           253,333       320,473
Vice President and    2003    127,427     27,359           --           200,000       424,436
Chief Technology
Officer

Notes:

(1) Bonuses earned in a fiscal (calendar) year are paid within 12 weeks of year-end in the following fiscal year.

(2) Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

(3) Represents options to acquire Common Shares issued under the Stock Option Plan. In accordance with the terms of the Stock Option Plan, the options vest immediately on a change of control.

(4) Represents options to acquire common shares of Points.com Inc., a subsidiary of the Corporation ("Points.com"). The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. All of the Points.com common shares acquired to date on exercise of options have been put to the Corporation. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. See "Points.com Inc. Options" table below for additional information.

(5)  Mr. Conn began employment at the Corporation on May 10, 2004.

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

The following table indicates the options granted during the financial year ended December 31, 2005 to Named Executive Officers.

                                         % of Total                 Market Value
                            Common         Options      Exercise      of Common
                         Shares Under    Granted to    Price per    Shares on the
                            Options       Employees      Common    Date Preceding
                         Granted(1,2)   in Financial     Share        Issuance       Expiration
         Name                 (#)           Year          ($)            ($)            Date
         ----            ------------   ------------   ---------   --------------   ------------
Robert MacLean              140,000         12.0%         0.85          0.85        May 10, 2010
Christopher Barnard          80,000          6.9%         0.85          0.85        May 10, 2010
Stephen Yuzpe                56,667          4.9%         0.85          0.85        May 10, 2010
Grad Conn                   306,667         26.4%         0.85          0.85        May 10, 2010
Darlene Higbee Clarkin       53,334          4.6%         0.85          0.85        May 10, 2010

Notes:

(1) The options were granted on May 11, 2005 and vest in equal parts on each of the first, second and third anniversary of the date of grant. The options are exercisable for Common Shares of the Corporation.

(2) No options were granted by Points.com during the financial year ended December 31, 2005.

AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005 AND FINANCIAL YEAR-END OPTION VALUES

The following table indicates the options exercised during the financial year ended December 31, 2005 by each of the Named Executive Officers and the value of options unexercised at year-end.

                        POINTS INTERNATIONAL LTD. OPTIONS

                            Common
                            Shares     Aggregate                              Value of Unexercised
                           Acquired      Value     Unexercised Options at     In-the-Money Options
                         on Exercise    Realized     Financial Year-End     at Financial Year-End(1)
         Name                (#)          ($)                (#)                       ($)
         ----            -----------   ---------   ----------------------   ------------------------
Robert MacLean             125,000       35,000     40,000 Exercisable         400   Exercisable
                                                   220,000 Unexercisable       Nil   Unexercisable
Christopher Barnard        650,000      195,000    293,060 Exercisable         133   Exercisable
                                                   266,940 Unexercisable       Nil   Unexercisable
Stephen Yuzpe              163,750       55,125     36,665 Exercisable         9,400 Exercisable
                                                    90,002 Unexercisable       Nil   Unexercisable
Grad Conn                       --           --    133,330 Exercisable         Nil   Unexercisable
                                                   573,337 Unexercisable       Nil   Unexercisable
Darlene Higbee Clarkin          --           --    217,770 Exercisable         Nil   Exercisable
                                                    88,897 Unexercisable       Nil   Unexercisable

Note:

(1) Based upon the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 30, 2005 of $1.03 per Common Share.

                           POINTS.COM INC. OPTIONS(1)

                 Points.com    Corporation
                    Common        Common
                    Shares        Shares                      Unexercised         Value of Unexercised In-
                 Acquired on   Acquired on   Aggregate      Points.com Inc.         the-Money Points.com
                 Exercise of   Exercise of     Value     Options at Financial    Inc. Options at Financial
                   Options      Put Right     Realized         Year End                 Year End(2)
     Name            (#)           (#)          ($)               (#)                       ($)
     ----        -----------   -----------   ---------   ---------------------   ------------------------
Robert MacLean          --            --           --    975,683 Exercisable      2,484,021 Exercisable
                                                         Nil     Unexercisable    Nil       Unexercisable
Christopher             --            --           --    75,000  Exercisable      189,302   Exercisable
Barnard                                                  Nil     Unexercisable    Nil       Unexercisable
Stephen Yuzpe       55,000       137,715      126,427    Nil     Exercisable      Nil       Exercisable
                                                         Nil     Unexercisable    Nil       Unexercisable
Grad Conn               --            --           --    Nil     Exercisable      Nil       Exercisable
                                                         Nil     Unexercisable    Nil       Unexercisable
Darlene Higbee      50,000       125,195      138,716    270,473 Exercisable      688,913   Exercisable
Clarkin                                                  Nil     Unexercisable    Nil       Unexercisable

Notes:

(1) The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. All of the Points.com common shares acquired to date on exercise of options have been put to the Corporation. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose.

(2) Based upon the closing price of the Common Shares on the TSX on December 31, 2005 of $1.03 per Common Share and assuming that the fair market value of a Points.com common share is equal to 2.5039 Common Shares, which ratio is consistent with the historical ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                               Number of Common Shares            Weighted-average             Number of Common
                              to be issued upon exercise         exercise price of        Shares remaining available
                            of outstanding options or put   outstanding options and put    for future issuance under
                                        rights                         rights              equity compensation plans
    Plan Category                        (#)                            ($)                           (#)
    -------------           -----------------------------   ---------------------------   --------------------------
Employee Stock Option                 4,866,913                         0.84                      855,496(3)
   Pan(1),(2)

Put rights on common                  4,521,684                         0.02                            0
   shares of Points.com
   issued on exercise of
   outstanding Points.com
   options

Notes:

(1) Options issued under the employee Stock Option Plan are exercisable for Common Shares of the Corporation in accordance with the terms of the plan.

(2) Subsequent to year-end, 195,000 options were granted and 5,000 options were exercised.

(3) If the Option Plan Resolution is approved by the shareholders and all other regulatory approvals are received, the number of Common Shares available for issuance will be increased by 3,851,458.

COMPENSATION OF DIRECTORS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

Beginning July 1, 2003, the Corporation compensated directors who are not also executive officers for serving on the Board ("OUTSIDE DIRECTORS") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call). In addition, Outside Directors are paid an annual retainer of $10,000. The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings. Certain directors who are eligible to receive directors' fees have waived their right to receive compensation. Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

Board members are eligible to participate in the Corporation's stock option plan (the "STOCK OPTION PLAN"). No Outside Director was granted options in 2005. The total cash compensation paid to the directors for 2005 was $81,400. Directors' fees are paid quarterly, within 30 days of quarter end.

Three Outside Directors hold, in the aggregate, options to acquire 997,500 Common Shares with a weighted average exercise price of $0.45.

EMPLOYMENT AGREEMENTS

Robert MacLean, the CEO of the Corporation and all subsidiaries, is employed under an employment agreement made as of April 1, 2005. Mr. MacLean currently receives an annual salary of $250,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. MacLean is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. MacLean s stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended. Mr. Barnard currently receives an annual salary of $209,473. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Barnard was paid a bonus of $400,000 in 2005 as certain share ownership criteria were met. Mr. Barnard is also entitled to a bonus of up to $450,000 payable over a maximum of three years commencing December 31, 2005 provided certain share ownership requirements are met during such period. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to severance pay based on salary plus bonus. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Stephen Yuzpe, the Corporation's CFO, is employed under an employment agreement made as of April 1, 2005. Mr. Yuzpe currently receives an annual salary of $185,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Yuzpe was paid a bonus of $130,000 in 2005 as certain share ownership criteria were met. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Yuzpe is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. Yuzpe's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Grad Conn, the Corporation's Chief Marketing Officer, is employed under an employment agreement made as of April 1, 2005. Mr. Conn currently receives an annual salary of $220,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Conn is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Mr. Conn's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Darlene Higbee Clarkin, the Corporation's Vice President, Technology and Chief Technology Officer, is employed under an employment agreement made as of April 1, 2005. Ms. Higbee-Clarkin currently receives an annual salary of $175,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. If the agreement is terminated by the Corporation for reasons other than just cause, Ms. Higbee Clarkin is entitled to severance pay based on salary plus bonus. In addition, upon termination for reasons other than just cause, vesting of Ms. Higbee Clarkin's stock options shall be accelerated. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation and its subsidiary, Points.com, currently maintain directors' and officers' liability insurance in the amount of US$5,000,000 in the aggregate for the term ending September 30, 2006. The insurer shall pay on behalf of the directors and officers and employees and on behalf of the Corporation for any applicable loss resulting from a claim. There is a deductible of US$50,000 for each claim where the Corporation or its subsidiaries provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any securities-related claims arising against the Corporation. The aggregate annual premium for the policy is US$65,000. All costs associated with the premiums are borne by the Corporation.

                       COMPOSITION OF THE HUMAN RESOURCES
                       AND CORPORATE GOVERNANCE COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources and corporate governance committee of the Board (the "Human Resources and Corporate Governance Committee"). This committee is comprised of three Independent, Outside Directors of the Corporation: Messrs. Thompson (Chairman), Korman, and Lavine. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

          REPORT BY HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE
                            ON EXECUTIVE COMPENSATION

The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives. It is the intention of the Human Resources and Corporate Governance Committee to design the executive compensation system such that the sum of the three components for an individual will be competitive with median compensation levels for similar positions at comparable companies. The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources and Corporate Governance Committee. In arriving at what constitutes average or above average total compensation, the Human Resources and Corporate Governance Committee exercises its discretion and good judgment and considers, as a reference point, competitive data for issuers in a similar position. The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year. Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

BASE SALARY

Executives' salaries were benchmarked to comparable public technology companies based in Toronto. The survey completed indicated that the Corporation compensates its employees at approximately the 50th percentile of the comparable set of companies. The Human Resources and Corporate Governance Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources and Corporate Governance Committee will give consideration to the Corporation's performance, personal performance, leadership and achievement of specific annual objectives. Such specific annual objectives are based on the achievement of financial and non-financial metrics.

SHORT-TERM COMPENSATION INCENTIVES

Executive officers receive a portion of their annual compensation in the form of bonuses. Each executive officer is eligible to be paid a bonus of up to 40% (and in the case of the CEO, up to 80%) of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets. With respect to an executive officer's potential bonus, 30% is based on personal objectives and 70% is based on corporate objectives. The personal component of each executive officer's bonus is based upon meeting personal objectives set in conjunction with the CEO (and in the case of the CEO, the objectives are determined by the Human Resources and Corporate Governance Committee). The corporate objective (70% of the bonus potential) is based solely on achieving an EBITDA target determined by the Board of Directors.

LONG-TERM COMPENSATION INCENTIVES

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Stock Option Plan. Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of executives on the long-term interests of the shareholders. The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously granted to that executive.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER (T. ROBERT MACLEAN)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonus and stock options as determined by the Human Resources and Corporate Governance Committee. In 2005, he was paid a base salary of $250,000 and received a bonus of $45,000 attributed to employment performance in 2005. Mr. MacLean's maximum target bonus was $200,000 or 80% of his base salary. The determination of the bonus was based on individual performance and, as described above in "Short-Term Compensation Incentives," the EBITDA target determined by the Board of Directors. Mr. MacLean was granted 140,000 employee stock options with an exercise price of $0.85 per Common Share. In 2005, the Human Resources and Corporate Governance Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs. Thompson, Korman, and Lavine.

                                PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of $100 on January 1, 2001.

                               (PERFORMANCE GRAPH)

                                           Dec, 29   Dec. 31   Dec. 31   Dec. 31   Dec. 31   Dec. 30
                                             2000      2001      2002      2003      2004      2005
                                           -------   -------   -------   -------   -------   -------
Points International Ltd. Share Price(1)    $ 0.60   $ 0.24     $0.35     $ 1.00    $ 0.94    $ 1.03
Points International Ltd. Common Shares      100.0     40.0      58.3      166.7     156.7     171.7
S&P/TSX Small Cap Index                      100.0    103.2      98.8      131.4     139.1     151.4
S&P/TSX Composite Index                      100.0     86.1      74.0       92.0     103.5     126.2

Note:

(1)  Indexed return to calculate the relative performance.

                  INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                               AND SENIOR OFFICERS

None of the directors or officers of the Corporation or any of their associates was indebted to the Corporation or its subsidiaries in the most recently completed fiscal year.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

On April 4, 2005, Points Investments, Inc., an affiliate of IAC/InterActiveCorp, acquired the Series Four Preferred Share for $3.45 million. See "General Development of the Business - Three-year History" and "Risk Factors - Limited Financial Resources" in the Corporation's Annual Information Form.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation's approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

                             APPOINTMENT OF AUDITORS

Management proposes to nominate Mintz & Partners LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2005 has been provided to the shareholders of the Corporation.

                       INCREASE IN NUMBER OF STOCK OPTIONS

On March 10, 2006, the Board passed a resolution, subject to regulatory and shareholder approvals, that amends the Corporation's Stock Option Plan by increasing the maximum number of Common Shares issuable thereunder from 10,206,948 to 14,058,406. Such increased maximum number equals 15% of the 93,722,708 Common Shares issued and outstanding as at March 10, 2006. Accordingly, this Meeting has been called, in part, for the shareholders to consider and, if thought fit, to approve with or without variation as an ordinary resolution the Option Plan Resolution (the text of which is set out as Schedule C hereto) authorizing such amendment to the Stock Option Plan.

Options authorized by shareholders were 10,206,948 at March 10, 2006. Of this, 4,489,539 were exercised resulting in 5,717,409 as net options authorized. Options granted to March 10, 2006 were 5,056,913, leaving 660,496 options available to grant.

                                      Mar. 10,     Dec. 31,     Dec. 31,
                                        2006         2005         2004
                                     ----------   ----------   ----------
Options Authorized by Shareholders   10,206,948   10,206,948   10,206,948
   Less: Options exercised           (4,489,539)   4,484,539   (2,382,312)
                                     ----------   ----------   ----------
Net Options Authorized                5,717,409    5,722,409    7,824,636
   Less: Options granted             (5,056,913)  (4,866,913)  (6,184,558)
                                     ----------   ----------   ----------
Options Available to Grant              660,496      855,496    1,640,078
                                     ==========   ==========   ==========

The purpose of the Stock Option Plan is to provide certain directors, officers, key employees and service providers (individually or collectively referred to as "PARTICIPANTS") of the Corporation and its subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This is intended to provide an increased incentive for these directors, officers, key employees and service providers to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation and its subsidiaries to attract and retain individuals of exceptional skill. Management believes that the Stock Option Plan is an important tool in attracting and retaining the highest calibre of individuals. The maximum term of each option under the Stock Option Plan is 10 years and the exercise price of each option is determined based on the closing price of the Common Shares on the TSX on the business day preceding the date of the grant of the option. In accordance with the terms of the Stock Option Plan, options granted to certain executive officers vest immediately upon a change of control. The standard vesting terms of options granted by the Corporation are that one third of the options vest on each of the first three anniversaries of the option grant date.

Each option, and all rights to purchase Common Shares thereunder, expires and terminates immediately upon the termination of the employment of the Participant by the Corporation or any subsidiary of the Corporation, immediately upon the Participant ceasing to be an officer, director or employee and immediately upon the Participant ceasing to be a service provider other than in the circumstances referred to below.

If, before the expiry of an option in accordance with the terms thereof:

     a. in the case of a Participant who is an employee of the Corporation, the employment of the Participant by the Corporation (or by any of its subsidiaries) shall terminate for any reason whatsoever other than termination by the Corporation for cause or the voluntary resignation of the Participant but including, for greater certainty, termination by reason of the death of the Participant; or

     b. in the case of a Participant who is an officer, a director or service provider of the Corporation and not an employee, such officer or director shall cease to be an officer, a director or service provider of the Corporation for any reason;

such Option may, subject to the terms thereof and any other terms of the Stock Option Plan, be exercised, if the Participant is deceased, by the legal personal representative(s) of the Participant's estate or, if the Participant is alive, by the Participant, at any time within 90 days of the date of termination of employment or, where applicable, the date a Participant ceases to be an officer, director or service provider.

Options granted to Participants under the Stock Option Plan may not be assigned or transferred and, except in the case of the death of a Participant as provided for above, are exercisable only by the Participant to whom the options have been granted. The Board may amend or discontinue the Stock Option Plan at any time without the consent of the Participants. Any amendment of the Stock Option Plan will require the prior approval of the TSX.

Currently, 660,496 Common Shares remain available under the Stock Option Plan for further option grants. Management believes that the additional 3,851,458 Common Shares to be made available for issue under the Stock Option Plan if the amendment is approved is desirable in order to preserve flexibility for the Corporation in continuing to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation.

Since the amendment to the Stock Option Plan could result in the number of shares being reserved for issuance pursuant to stock options granted to directors and senior officers of the Corporation (including the outstanding options to acquire Points.com Inc. common shares with associated put rights) exceeding 10% of the outstanding Common Shares, the amendment requires disinterested shareholder approval under the rules of the TSX, and is otherwise subject to the approval of the TSX in accordance with such rules.

To be approved in accordance with the rules of the TSX, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, other than votes attaching to shares beneficially owned by the directors and senior officers of the Corporation and their associates. The directors and executive officers of the Corporation and their associates beneficially own 10,154,075 Common Shares, representing 10.8% of the issued and outstanding voting securities of the Corporation. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE OPTION PLAN RESOLUTION. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Option Plan Resolution.

                              SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2007 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 10, 2006 to be considered for inclusion in the management proxy circular and statement for the 2007 annual meeting of shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

                             ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2005. Information concerning the Corporation's Audit Committee may be found on the Corporation's Annual Information Form "BOARD COMMITTEES - Audit Committee". Additional information about the Corporation is available on SEDAR at www.sedar.com and on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

     (a) the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

     (b) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

     (c) the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

                                 BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at March 10, 2006


                                        /s/ Robert MacLean
                                        ----------------------------------------
                                        Robert MacLean
                                        Chief Executive Officer

                                   SCHEDULE A

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101- Disclosure of Corporate Governance Practices is set out below.

The following defined terms are used in this statement of corporate governance practices:

     "BOARD" means the board of directors of the Corporation;

     "CEO" means the chief executive officer of the Corporation;

     "CHAIRMAN" means the chairman of the Board;

     "CIRCULAR" means the Management Information Circular of the Corporation dated March 10, 2006, to which this statement of corporate governance practices is attached;

     "CORPORATION" means Points International Ltd.; and

     "DIRECTOR" means a director on the Board.

     TABLE OF DIRECTORS' RELATIONSHIPS TO THE CORPORATION

DISCLOSURE REQUIREMENT                            CORPORATION PRACTICES
----------------------                            ---------------------
1. Board of Directors

Disclose the Identity of   A majority of our Directors are independent. Independence has
directors who are          been determined in the case of each Director on the basis of the
independent.               definition of independence in Multilateral Instrument 52-110
                           Audit Committees.

                           Independence has been determined in the case of each director pursuant to the definition of independence in section 1.4 of
                           Multilateral Instrument 52 - 110 - Audit Committees on the basis that he has no direct or indirect material relationship with the
                           Corporation that could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment. The Board has informed itself of the relationships between each of the directors and the Corporation and the
                           relationship between IAC/InterActiveCorp and the Corporation. Each of Messrs. Kang, Korman and Moriarty has an employment
                           relationship with IAC/InterActiveCorp that does not, in the
                           Board's view, compromise his independence. In view of the fact that IAC/InterActiveCorp is a shareholder of, but does not control the Corporation, and that there are no other relationships between
                           Messrs. Kang, Korman or Moriarty and the Corporation, the Board is
                           satisfied that each of them is independent.

                           The following chart details the Board's determination with respect to the independence status of each Director:

                                                    CORPORATION PRACTICES
                                 -----------------------------------------------------------
                                                                       Not        Reason Not
DISCLOSURE REQUIREMENT                  Name         Independent   Independent   Independent
----------------------           -----------------   -----------   -----------   -----------
Disclose the identity of
directors who are not            Douglas A. Carty         X
independent, and describe the
basis for that determination.    Marc B. Lavine           X

Disclose whether or not a        T. Robert Maclean                      X           Chief
majority of directors are                                                         Executive
independent. If a majority of                                                      Officer
directors are not independent,   John W. Thompson         X
describe what the board of
directors (the "board") does     Richard Kang             X
to facilitate its exercise of
independent judgement in         Eric A. Korman           X
carrying out its
responsibilities.                Sean Moriarty            X

If a director is presently a     The Corporation benefits from the experience many of its
director of any other issuer     Directors gain from serving on boards of other public
that is a reporting issuer (or   companies. A list of the public company boards on which
the equivalent) in a             each of our Directors serves is included as part of the
jurisdiction or a foreign        biographical information provided about each director under
jurisdiction, identify both      Election of Directors on page 4 of this Circular.
the director and the other
issuer.

Disclose whether or not the      Mr. Carty, the Chairman of the Board, presides at all such
independent directors hold       meetings. If Mr. Carty is not available at a particular
regularly scheduled meetings     meeting, Mr. Lavine presides. In 2005 Board meetings, the
at which non-independent         independent Directors met three times in these in camera
directors and members of         sessions.
management are not in
attendance. If the independent   The Audit Committee and Human Resources and Governance
directors hold such meetings,    Committee are both comprised solely of independent
disclose the number of           Directors and hold an in camera session at every meeting.
meetings held since the          In total, these Board committees held eight in camera
beginning of the issuer's most   sessions in 2005.
recently completed financial
year. If the independent
directors do not hold such
meetings, describe what the
board does to facilitate open
and candid discussion among
its independent directors.

Disclose whether or not the      Mr. Carty is the Chairman of the Board and is an
chair of the board is an         independent director. His role and responsibilities in this
independent director. If the     capacity are as follows:
board has a chair or lead

DISCLOSURE REQUIREMENT                              CORPORATION PRACTICES
----------------------           -----------------------------------------------------------
director who is an independent   BOARD LEADERSHIP
director, disclose the
identity of the independent      The Chairman will provide leadership to Directors in
chair or lead director, and      discharging their mandate as set out in the Charter,
describe his or her role and     including by:
responsibilities. If the board
has neither a chair that is           (a)  leading, managing and organizing the
independent nor a lead                     Board consistent with the approach to
director that is independent,              corporate governance adopted by the
describe what the board does               Board from time to time;
to provide leadership for its
independent directors.                (b)  promoting cohesiveness among the
                                           Directors; and

                                      (c)  being satisfied that the
                                           responsibilities of the Board and its
                                           committees are well understood by the
                                           Directors.

                                 RELATIONSHIP WITH CHIEF EXECUTIVE OFFICER

                                 The Chairman shall provide advice, counsel and mentorship
                                 to the CEO.

                                 INFORMATION FLOW

                                 The Chairman shall promote the delivery of information to the Directors on a timely basis to keep the Directors fully apprised of all matters which are material to Directors at all times.

                                 The Chairman shall be satisfied that the information requested by any Director is provided and meets the needs of that Director.

                                 MEETINGS OF THE BOARD

                                 In connection with meetings of the Directors, the Chairman shall be responsible for the following:

                                      (a)  scheduling meetings of the Directors;

                                      (b)  coordinating with the chairmen of the
                                           committees of the Directors to
                                           schedule meetings of the committees;

                                      (c)  ensuring that all business required
                                           to come before the Board is brought
                                           before the Board such that the Board
                                           is able to carry out all of its
                                           duties to manage or supervise the
                                           management of the business and
                                           affairs of the Corporation;

                                      (d)  setting the agenda for meetings of
                                           the Board;

                                      (e)  monitoring the adequacy of materials
                                           provided to the Directors by
                                           management in connection with the
                                           Directors' deliberations;

                                      (f)  ensuring that the Directors have
                                           sufficient time to review the

DISCLOSURE REQUIREMENT                              CORPORATION PRACTICES
----------------------                              ---------------------
                                           materials provided to them and to
                                           fully discuss the business that comes
                                           before the Board;

                                      (g)  presiding over meetings of the
                                           Directors; and

                                      (h)  encouraging free and open discussion
                                           at meetings of the Board.

                                 MEETINGS OF SHAREHOLDERS

                                 The Chairman shall preside over meetings of the Corporation's shareholders.

                                 OTHER RESPONSIBILITIES

                                 The Chairman shall perform such other functions:

                                      (a)  as may be ancillary to the duties and
                                           responsibilities described above; and

                                      (b)  as may be delegated to the Chairman
                                           by the Board from time to time.

Disclose the attendance record   ATTENDANCE RECORD OF CURRENT DIRECTORS:
of each director for all board
meetings held since the          Doug Carty - 8 of 8 board meetings and 4 of 4
beginning of the issuer's most   committee meetings
recently completed financial
year.                            Richard Kang - 3 of 5 board meetings

                                 Eric Korman - 7 of 8 board meetings and 6 of 8 committee meetings

                                 Marc Lavine - 7 of 8 board meetings and 6 of 7 committee meetings

                                 Rob MacLean - 8 of 8 board meetings

                                 Sean Moriarty - 5 of 5 board meetings

                                 John Thompson - 7 of 8 board meetings and 4 of
                                 4 committee meetings

                                 FORMER DIRECTORS OF CORPORATION:

                                 Christopher Barnard - 3 of 3 board meetings

                                 Rowland Fleming - 3 of 3 board meetings and 1 of 1 committee meeting

                                 Jim Kranias - 3 of 3 board meetings and 1 of 1 committee meeting

                                 Dan Marriott - nil of 3 board meetings

                                 Grant McCutcheon - 2 of 3 board meetings and nil of 1 committee meeting

                                 Chris Payne - nil of 1 board meeting

DISCLOSURE REQUIREMENT                        CORPORATION PRACTICES
----------------------                        ---------------------
2. Board Mandate

Disclose the text of the         The mandate of the Board is attached as
board's written mandate. If      Schedule B and is posted on the Corporation's
the board does not have a        website at www.points.com/corporate.
written mandate, describe how
the board delineates its role    Under the mandate, the Board has explicitly
and responsibilities.            assumed stewardship responsibility for the
                                 Corporation.

3. Position Descriptions

Disclose whether or not the      The Board has position descriptions for
board has developed written      Chairman and the chair of each board committee.
position descriptions for the
chair and the chair of each
board committee. If the board
has not developed written
position descriptions for the
chair and/or the chair of each
board committee, briefly
describe how the board
delineates the role and
responsibilities of each such
position.

Disclose whether or not the      A position description has also been adopted
board and CEO have developed a   for the CEO.
written position description
for the CEO. If the board and
CEO have not developed such a
position description, briefly
describe how the board
delineates the role and
responsibilities of the CEO.

4. Orientation and Continuing
Education

Briefly describe what measures   The Corporation's orientation program helps new
the board takes to orient new    Directors contribute effectively to the work of
directors regarding:             the Board as soon as possible. As part of this
                                 program, new Directors receive written
(i) the role of the board, its   materials on the Corporation's structure,
committees and its directors,    organization, current priorities and issues
and                              that have been considered by the Board and each
                                 of its committees. New Directors also attend
(ii) the nature and operation    meetings with the Chairman and key executives
of the issuer's business.        and receive presentations from senior
                                 management on all aspects of the Corporation's
                                 business. Through this orientation program, new
                                 Directors have the opportunity to become
                                 familiar with the operations and culture of the
                                 organization and the role played by the Board
                                 in that context.

DISCLOSURE REQUIREMENT                        CORPORATION PRACTICES
----------------------                        ---------------------
Briefly describe what            Through the Board's continuing education
measures, if any, the board      program, Directors are provided with
takes to provide continuing      information about the Corporation's business
education for its directors.     and industry through management presentations,
If the board does not provide    analyst reports and regular business updates
continuing education, describe   from the CEO.
how the board ensures that its
directors maintain the skill
and knowledge necessary to
meet their obligations as
directors.

5. Ethical Business Conduct

Disclose whether or not the      The Corporation does not currently have a
board has adopted a written      written code of business conduct and ethics.
code of business conduct and
ethics for the directors,
officers and employees. If the   The board of directors, the CEO and senior
board has adopted a written      management all believe that it is critical that
code:                            the Corporation maintain the highest standards
                                 to ethical behaviour. Therefore, the
(i) disclose how a person or     Corporation is in the process of establishing a
company may obtain a copy of     Code of Ethics that applies to all the
the code;                        Corporation's directors, officers and
                                 employees.
(ii) describe how the board
monitors compliance with its     Managers will review the policy with their
code, or if the board does not   employees each year and all Vice Presidents and
monitor compliance, explain      above will be required to certify compliance
whether and how the board        with the policy annually. The policy will
satisfies itself regarding       require ethical behaviour from employees and
compliance with its code; and    encourages employees to report breaches of the
                                 policy to their manager. The audit committee of
(iii) provide a                  the Corporation is in the process of developing
cross-reference to any           "whistle blower" procedures.
material change report filed
since the beginning of the
issuer's most recently
completed financial year that
pertains to any conduct of a
director or executive officer
that constitutes a departure
from the code.

Describe any steps the board     As part of its written mandate, the Board has
takes to ensure directors        adopted as a minimum standard that directors
exercise independent judgement   must demonstrate integrity and high ethical
in considering transactions      standards. The mandate also requires the Board,
and agreements in respect of     to the extent feasible, to satisfy itself as to
which a director or executive    the integrity of the Corporation's CEO and
officer has a material           other executive officers and that the CEO and
interest.                        other executive officers create a culture of
                                 integrity throughout the organization.

DISCLOSURE REQUIREMENT                        CORPORATION PRACTICES
----------------------                        ---------------------
Describe any other steps the     Other than as disclosed in the Circular, the
board takes to encourage and     Corporation has no contracts or other
promote a culture of ethical     arrangements in place in which any of its
business conduct.                directors or officers has a material interest
                                 and does not anticipate entering into any such
                                 arrangement. If any such arrangement were to
                                 arise, it would first be considered by the
                                 Audit Committee and approved by the Board (in
                                 each case, without the participation of the
                                 director who had the material interest in
                                 question).

6. Nomination of Directors

Describe the process by which    There are currently no plans to recruit new
the board identifies new         directors. However, recognizing that new
candidates for board             directors are periodically required, the Human
nomination.                      Resources and Corporate Governance Committee
                                 would be charged with the responsibility of
                                 determining the competencies and skills each
                                 existing director possesses for the purpose of
                                 identifying any gaps and determining the skill
                                 set of a potential director that it believes
                                 would best suit the Corporation.

Disclose whether or not the      The Human Resources and Corporate Governance
board has a nominating           Committee fulfills the role of a nominating
committee composed entirely      committee and is comprised of independent
of independent directors. If     Directors. The mandate of the Committee is
the board does not have a        posted on our Web site at www.points.com.
nominating committee composed
entirely of independent
directors, describe what steps
the board takes to encourage
an objective nomination
process.

If the board has a nominating    If required to recruit a new director, the
committee, describe the          responsibilities, powers and operation of the
responsibilities, powers and     Human Resources and Corporate Governance
operation of the nominating      Committee would include the ability to hire an
committee.                       external consultant to assist in the search
                                 based upon the Corporation's needs.

DISCLOSURE REQUIREMENT                        CORPORATION PRACTICES
----------------------                        ---------------------
7. Compensation

Describe the process by which    In setting the compensation of the
the board determines the         Corporation's officers, the Human Resources and
compensation for the issuer's    Governance Committee targets a median level of
directors and officers.          compensation for each component in the
                                 officer's compensation package (base salary,
                                 annual incentives, long-term incentives and
                                 benefits) compared to a group of companies in
                                 closely-related industries. For more detail on
                                 the philosophy and approach adopted by the
                                 Human Resources and Governance Committee, see
                                 the Report by Human Resources and Corporate
                                 Governance Committee on Executive Compensation
                                 on page 10 of this Circular.

                                 Director compensation is set by the Board on the recommendation of the Human Resources and Governance Committee. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.

Disclose whether or not the      The Human Resources and Governance Committee of
board has a compensation         the Board is comprised of the following
committee composed entirely      independent Directors: Mr. Thompson (Chairman),
of independent directors. If     Mr. Korman and Mr. Lavine.
the board does not have a
compensation committee
composed entirely of
independent directors,
describe what steps the board
takes to ensure an objective
process for determining such
compensation.

If the board has a               The Human Resources and Governance Committee
compensation committee,          considers matters within its mandate and makes
describe the responsibilities,   recommendations to the full Board. The
powers and operation of the      independent directors approve the CEO's
compensation committee.          compensation. The Committee and its Chairman
                                 are appointed annually by the Board. As part of
                                 each meeting, Committee members meet without
                                 any member of management present. The Committee
                                 has the authority to retain and compensate any
                                 consultants and advisors it considers
                                 necessary.

                                 The mandate of the Human Resources and
                                 Governance Committee is posted on our Web site at www.points.com. The Committee's responsibilities include:

                                      -    human resources matters;

                                      -    executive compensation;

                                      -    director compensation;

                                      -    succession planning; and

                                      -    disclosure and corporate governance.

DISCLOSURE REQUIREMENT                        CORPORATION PRACTICES
----------------------                        ---------------------
If a compensation consultant     In 2004 and 2006, the Corporation purchased the
or advisor has, at any time      "Watson Wyatt Annual Canadian Salary Survey
since the beginning of the       Executive Compensation Report" which was
issuer's most recently           utilized in determining executive compensation.
completed financial year, been
retained to assist in
determining compensation for
any of the issuer's directors
and officers, disclose the
identity of the consultant or
advisor and briefly summarize
the mandate for which they
have been retained. If the
consultant or advisor has been
retained to perform any other
work for the issuer, state
that fact and briefly describe
the nature of the work.

8. Other Board Committees

If the board has standing        Not applicable
committees other than the
audit, compensation and
nominating committees,
identify the committees and
describe their function.

9. Assessments

Disclose whether or not the      The Board of Directors of the Corporation does
board, its committees and        not regularly conduct assessments of its
individual directors are         individual directors.
regularly assessed with
respect to their effectiveness   However, through the role as Chairman, Mr.
and contribution. If             Carty is charged with the responsibility to
assessments are regularly        provide leadership for the Board in the
conducted, describe the          discharging of its mandate, including leading,
process used for the             managing and organizing the Board consistent
assessments. If assessments      with the approach to corporate governance,
are not regularly conducted,     promoting cohesiveness among the Directors and
describe how the board           being satisfied that the responsibilities of
satisfies itself that the        the Board and its committees are well
board, its committees, and its   understood by the Directors. See Section 1
individual directors are         "Board of Directors" for additional information
performing effectively.          regarding the Chairman's role in determining
                                 that its individual Directors are performing
                                 effectively.

                                   SCHEDULE B

                           BOARD OF DIRECTORS CHARTER

1.   CHARTER

     1.1  In adopting this charter,

          (a) the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act ("CBCA") is to manage or supervise the management of Points International's business and affairs and that this mandate includes responsibility for stewardship of Points International;

          (b) the Board explicitly assumes responsibility for the stewardship of Points International, as contemplated by the TSX Guidelines.

2.   BOARD MEMBERSHIP

     2.1  Number of Members

     The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International's articles and shall remain subject to such further restrictions as may be set out in the InterActiveCorp (formerly USA Interactive) Investor's Rights Agreement made as of April 11, 2003 with Points International.

     2.2  Independence of Members

          (a) At least two-thirds of the directors shall not be officers or employees of Points International or any of its affiliates.

          (b) A majority of the directors shall be unrelated directors for the purposes of the Toronto Stock Exchange Corporate Governance Policy.

          (c) The Board shall include a number of directors who do not have interests in or relationships with either Points International or its significant shareholder, if any, and which, in the view of the Board, fairly reflects the investment in Points International by shareholders other than the significant shareholder, if any.

     2.3  Election and Appointment of Directors

     Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

     2.4  Vacancy

     The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA

     2.5  Removal of Members

     Any director may be removed from office by an ordinary resolution of the shareholders.

3.   BOARD CHAIR

     3.1  Board to Appoint Chair

     The Board shall appoint the Chair from the members of the Board. The Board should have a nonexecutive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the Vice-Chair, if any, shall be responsible for chairing the meeting.

     3.2  Chair to be Appointed Annually

     The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.   MEETINGS OF THE BOARD

     4.1  Quorum

     A quorum of the Board shall be a majority of its members or a minimum number of directors required by the Articles and, compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

     4.2  Secretary

     The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

     4.3  Time and Place of Meetings

     The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on 48 hours notice.

     4.4  Right to Vote

     Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

     4.5  Invitees

     The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

     4.6  Non-Management Sessions

     At the conclusion of each meeting of the Board, the non-management directors shall meet without any member of management being present (including any director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.   OUTSIDE ADVISORS

     5.1  Retaining and Compensating Advisors

     Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.   REMUNERATION OF BOARD MEMBERS

     6.1  Remuneration

     Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

7.   DUTIES AND RESPONSIBILITIES OF THE BOARD

     7.1  Specific Aspects of Stewardship Function

     In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

          (a) adoption of a strategic planning process, including approving Points International's strategic plan, approving its annual capital and operating plans, and monitoring corporate performance against those plans;

          (b) assisting management in identifying the principal risks of the corporation's business and in ensuring the implementation of appropriate systems to manage these risks;

          (c) succession planning, including appointing, training and monitoring the President and Chief Executive Officer;

          (d)  the review of material communications with the public; and

          (e) the integrity of the corporation's internal control and management information systems, as assisted by the Audit Committee.

     7.2  Corporate Governance Matters

          (a) The Board, in adopting this mandate, hereby expressly assumes responsibility for developing Points International's approach to governance issues and, in doing so, proposes to comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

          (b) The Board shall review the disclosure with respect to Points International's system of corporate governance and the operation of its system of governance required by the Toronto Stock Exchange.

          (c) The Board shall review each certification required to be delivered by Points International's Chief Executive Officer and Chief Financial Officer to the Toronto Stock Exchange as to Points International's compliance with its listing agreement with the Toronto Stock Exchange.

     7.3  Nomination and Appointment of Directors

          (a) The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.

          (b) Points Investments, Inc. shall nominate and elect three individuals of the Board. Points Investments, Inc. shall fill such vacancies on the Board as it is permitted by law to fill.

     7.4  Significant Decisions

     The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

     7.5  Information Flow from Management

     The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

     7.6  Corporate Objectives

     The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

     7.7  Delegation to Committees

          (a) The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

               i.   Audit Committee; and

               ii.  Human Resources and Corporate Governance Committee.

          (b) Subject to Points International's articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

          (c) The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

          (d) The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

     7.8  Delegation to Management

          (a) Subject to Points International's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

          (b) In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Non-executive Chair and the Chief Executive Officer along with indicators to measure the Chief Executive Officer's performance.

     7.9  Residual Authority

     The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

     7.10 Financial Statements

     The Board shall review and, if appropriate, approve Points International's annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

     7.11 Compensation Matters

     The Board shall:

          (a) Executive Compensation Policy - review the executive compensation policy submitted to it by the Human Resources Committee;

          (b)  Compensation and Benefits - review and approve, as appropriate:

               i. the overall structure of Points International's total compensation strategy, including the elements of Points International's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

               ii. the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources Committee;

               iii. the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board; and

          (c) Organizational Responsibilities - review and approve as appropriate:

               i. appointments for all mission critical positions (as such positions are defined by the Human Resources Committee from time to time) and compensation packages for such appointments;

               ii. the report on Executive Compensation that is required to be included in Points International's management proxy circular;

               iii. and shall require the Human Resources Committee to make recommendations to it with respect to all such matters.

     7.12 Code of Business Conduct

     The Board will approve a business code of conduct recommended to it by management which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.   EVALUATION OF BOARD PERFORMANCE AND MANDATE

     8.1  Amendments to Mandate

     The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

                                   SCHEDULE C

RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF COMMON SHARES ISSUABLE UNDER THE STOCK OPTION PLAN

IT BEING RESOLVED THAT:

1. the incentive stock option plan (the "STOCK OPTION PLAN") of the Corporation be amended to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Stock Option Plan from 10,206,948 to 14,058,406 common shares; and

2. any officer or director of the Corporation be, and is hereby, authorized for and on behalf of the Corporation to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.